Exhibit 99.1

China Zenix Auto Announces Receipt of Preliminary Non-Binding “Going Private” Proposal

ZHANGZHOU, China, Aug. 10, 2021 /PRNewswire/ — China Zenix Auto International Limited (OTC: ZXAIY) (the “Company”), one of the largest commercial vehicle wheel manufacturers in China in both the aftermarket and OEM market by sales volume, today announced that its Board of Directors (the “Board”) has received a non-binding preliminary proposal letter, dated August 9, 2021, from Mr. Jianhui Lai, the Company’s Chairman and Chief Executive Officer (“Chairman Lai”), and Newrace Limited, a company incorporated in the British Virgin Islands and wholly owned by Chairman Lai, to acquire all the outstanding shares (“Shares”), including Shares underlying the American depository shares (“ADSs”), not currently beneficially owned by Chairman Lai, Newrace Limited and their affiliated companies (together the “Purchasers”), in a going private transaction (the “transaction”). The Purchasers currently beneficially own in the aggregate approximately 69.5% of the issued and outstanding Shares on a fully diluted basis, which gives them 69.5% of the total voting power that may be exercised in a general meeting of shareholders.

The proposed purchase price is US$0.90 per ADS (or US$0.225 per Share, based on one ADS representing four Shares) in cash, representing a premium of around 309% over the ADS closing trading price of $0.22 per ADS on August 6, 2021. If the transaction proceeds, the Company will become a wholly owned subsidiary of Newrace Limited, the ADSs (including the Shares underlying the ADSs) will be terminated from registration under the Securities Exchange Act, and the Company will cease to have reporting obligations to the U.S. Securities and Exchange Commission (“SEC”).

Based on the proposal letter, the Purchasers intend to finance this transaction through a combination of debt, rollover equity and cash. A copy of the proposal letter is attached hereto as Exhibit A.

The Board has established a special committee comprised of independent and disinterested directors to evaluate this proposal. The committee will retain independent advisors, including independent financial and legal advisors, to assist it in this process.

The Company cautions that this proposal constitutes only a preliminary indication of the Purchasers’ interest and does not constitute any binding commitment with respect to the transaction proposed or any other transaction. No agreement, arrangement or understanding between the Company and the Purchasers relating to any proposed transaction, will be created until such time as definitive documentation has been executed and delivered by the Purchasers to the Company and all other appropriate parties.

There can be no assurance that any definitive offer will be made by the Purchasers, that any definitive agreement will be executed relating to the proposal or any other transaction, or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About China Zenix Auto International Limited

China Zenix Auto International Limited is one of the largest commercial vehicle wheel manufacturers in China in both the aftermarket and OEM market by sales volume. The Company offers more than 800 series of aluminum wheels, tubed steel wheels, tubeless steel wheels, and off-road steel wheels in the aftermarket and OEM markets in China and internationally. The Company’s products are primarily sold to large PRC commercial vehicle manufacturers and exported to over 54 distributors in more than 24 countries worldwide. With six large, strategically located manufacturing facilities in multiple regions across China, the Company has a designed annual production capacity of approximately 15.5 million units of steel and aluminum wheels as of March 31, 2021. For more information, please visit: www.zenixauto.com/en.

Safe Harbor

The Company may make written or oral forward-looking statements in periodic reports filed with the SEC, annual reports to shareholders, press releases such as this announcement, other written materials furnished to investors, and oral statements made by its officers, directors or employees. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. They can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks is included in the Company’s annual Form 20-F filings with the SEC. The coronavirus outbreak, together with a deterioration of the general economic conditions and the automobile industry triggered by the outbreak in part, has adversely affected the financial position and operating results of the Company. The outbreak’s impact on our supplier and customers, including disruptions and inefficiencies in the supply chain, could be unpredictable. The Company does not undertake any obligation to update any forward-looking statements, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For more information, please contact

Kevin Theiss

Awaken Advisors

Tel: +1-(212) 521-4050

Email: kevin@awakenlab.com

EXHIBIT A

August 9, 2021

The Board of Directors (the “Board”)

China Zenix Auto International Limited (the “Company”)

No. 1608, North Circle Road State Highway

Zhangzhou, Fujian Province 363000

People’s Republic of China

Re: Preliminary Non-binding Proposal to Acquire China Zenix Auto International Limited

Dear Members of the Board,

We, Mr. Jianhui Lai, Chairman and Chief Executive Office of the Company, and Newrace Limited, a company incorporated in the British Virgin Islands and wholly owned by Mr. Jianhui Lai, (together, “we” or “us”), are pleased to submit this preliminary non-binding proposal (this “Proposal”) to acquire all outstanding ordinary shares (the “Shares”) and American depository shares (“ADSs”, each representing four (4) Shares) of the Company not already beneficially owned by us or our affiliates in a going private transaction (the “Transaction”). We currently beneficially own approximately 69.5% of all the issued and outstanding Shares of the Company, based on the Company’s latest outstanding number of Shares as publicly disclosed.

Our proposed purchase price is US$ 0.90 per ADS (or US$ 0.225 per Share) in cash. We believe that this Proposal provides an attractive opportunity for the Company’s shareholders. Our proposed purchase price represents a premium of approximately 309% to the ADS closing trading price of $0.22 on August 6, 2021.

The principal terms and conditions upon which we are prepared to pursue the Transaction are set forth below. We are confident in our ability to consummate the Transaction as outlined in this Proposal.

1. Buyer. We intend to implement the Transaction through Newrace Limited or an acquisition vehicle. The Transaction will be in the form of a merger of the Company with Newrace Limited or the acquisition vehicle, with the Company continuing as the surviving company after the merger.

2. Purchase Price. Our proposed consideration payable for the Shares acquired in the Transaction will be US$ 0.90 per ADS (or US$ 0.225 per Share) in cash.

3. Financing. We intend to finance the Transaction with a combination of debt and equity capital. Equity financing is expected to be provided in the form of rollover equity in the Company and cash contributions from us.

4. Due Diligence. We believe that we will be in a position to complete customary due diligence for the Transaction in a timely manner and in parallel with discussions of corresponding definitive agreements providing for the Transaction (the “Definitive Agreements”).

5. Definitive Agreements. We are prepared to promptly negotiate and finalize the Definitive Agreements. This Proposal is subject to execution of the Definitive Agreements. The Definitive Agreements will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

6. Confidentiality. We will, as required by law, promptly file a Schedule 13D amendment to disclose this letter. However, we are sure you will agree with us that it is in all of our interests to ensure that our discussions relating to the Transaction proceed in a strictly confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

7. Process. We believe that the Transaction will provide superior value to the Company’s shareholders. We recognize that the Board will evaluate the proposed Transaction independently before it can make its determination whether to endorse it. In considering the proposed Transaction, you should be aware that we are interested only in acquiring the outstanding Shares that the we do not already own, and that we do not intend to sell our Shares in the Company to any third party.

8. No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding offer, agreement or commitment with respect to a Transaction. Such a commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided in such documentation.

In closing, we would like to express our commitment to working together to bring this Transaction to a successful and timely conclusion. Should you have any questions regarding this Proposal, please do not hesitate to contact us. We look forward to speaking with you.

Sincerely yours,

JIANHUI LAI
Name:	Jianhui Lai

NEWRACE LIMITED
Name:	Jianhui Lai
Title:	Director